Sirona Dental Systems, Inc. • Long Island City, NY 11101, USA

VIA EDGAR

Sirona Dental Systems, Inc. 30-30 47th Avenue
Mr. Kevin L. Vaughn	Long Island City
Accounting Branch Chief	NY 11101, USA
United States Securities and Exchange Commission	www.sirona.com
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

September 9, 2011

Re:	Sirona Dental Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed November 18, 2010
File No. 0-22673
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 5, 2011
File No. 0-22673

Dear Mr. Vaughn:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 19, 2011 concerning the above-referenced Annual Report on Form 10-K of Sirona Dental Systems, Inc. (the “Company”), as well as the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011. For the convenience of the Staff, we have repeated each of the Staff’s comments immediately above our response to the corresponding comment.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 44

Exchange Rate Sensitivity, page 44

1.	We note your response to prior comment four in our letter dated July 15, 2011. In future filings please disclose the following:

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

September 9, 2011

•

For your receivables, a tabular disclosure clarifying the functional and transactional currency for each currency reported. Refer to Item 305(a)(1)(i)(A)(3) of Regulation S-K and the Appendix to Item 305 – Tabular Disclosures for Exchange Rate Sensitivity, and

•	For your forward exchange contracts, whether this is a long or short position. Refer to Instruction 2.B.ii of Instructions to Paragraph 306(a) of Regulation S-K.

Response:	In response to the Staff’s comments, in future filings, we will provide the requested clarifications in our disclosure.

2.	We note your response to prior comment five in our letter dated July 15, 2011. In future filings, please disclose interest rate and exchange rate risk in the reporting currency for your non-U.S. dollar loans. Refer to Instruction 2.A.i, 2.B and 2.F.i of Instructions to Paragraph 305(a) of Regulation S-K and Appendix to Item 305 of Regulation S-K-Tabular Disclosures for Interest Rate Sensitivity and Exchange Rate Sensitivity.

Response:	In response to the Staff’s comments, in future filings, we will provide the requested information and expand our disclosure.

Notes to the Consolidated Financial statements, page F-9

Note 2 – Basis of presentation and summary of significant accounting policies, page F-9

Warranty expense, page F-11

3.	We note your response to prior comment six in our letter dated July 15, 2011. To further clarify your response, please tell us the following:

(a) how your warranty differs from the definition of warranty under Section 460-10-20 of the FASB Accounting Standards Codification,

Response:	We respectfully advise the Staff that there is no difference between the definition of warranty under Section 460-10-20 of the FASB Accounting Standards Codification and our definition.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

September 9, 2011

(b) what historical experience and other variables are considered to determine your warranty expense,

Response:	We provide our customers product warranties for our obligation as a manufacturer related to the performance of our products during a defined period of time. The extent of our obligation is generally determined by legal requirements which differ from jurisdiction to jurisdiction, primarily by the period of time that a manufacturer is obligated to guarantee the performance. If a Sirona product does not perform properly, the warranty situation typically involves repairs and parts that may need to be replaced. As a manufacturer, we typically assume the obligation for the parts. Warranty situations also involve field technicians analyzing the situation, repairing our products or replacing parts. The obligation with respect to the service may be our exposure – in which case we consider it in our estimate – or the obligation of a distributor not resulting in warranty cost to Sirona.

We respectfully advise the Staff that our accrual for warranty exposure is based on our historical experience as to product failures and estimated costs of replacement parts and service obligations. In addition, should specific events or issues occur, further warranty accruals may also be made relating to those issues or events.

(c) what do the settlements recorded to reduce the warranty accrual represent,

Response:	We respectfully advise the Staff that we record an accrued liability for warranty obligations. “Settlements” represent the cost of replacement parts and costs associated with dispatching a field technician at our expense for warranty cases.

(d) how you classify revenue and related costs of the extended warranties as disclosed on page F-10 in your statements of income,

Response:	Revenues from extended warranty contracts are reported as “Revenue” in our income statement. We do not separately track warranty cost associated with extended warranty contracts. All warranty expenses, including costs associated with extended warranty contracts, are included in SG&A expenses.

We respectfully advise the Staff that total revenue from separately-priced extended warranty contracts was $0.4 million, $0.3 million, and $0.2 million for fiscal years 2008, 2009, and 2010, respectively. Our total warranty expense was between 2% and 3% of revenues over the three most recent fiscal years.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

September 9, 2011

(e) what other types of expenses that you consider necessary in order to maintain customer satisfaction and secure future sales that are reported as selling, general and administrative expenses,

Response:	We respectfully advise the Staff that selling, general and administrative expenses also include the following expenses, which we consider necessary to maintain customer satisfaction and secure future sales: (i) salaries and other compensation benefits and travel expenses for our sales and distribution employees, (ii) cost to operate and maintain our “Dental Academy” training facilities for dentists and distributor sales and service employees, (iii) support hotline expenses, (iv) trade shows expenses, and (v) advertising and marketing expenses.

(f) if known, how your warranty differs from warranties offered by your competition,

(g) if known, how other companies within your industry classify warranty expense in their financial statements, and

(h) if known, what objective evidence is available to show the correlation between your warranty costs and future sales to specific customers.

Response to (f), (g), and (h): The dental industry is very broad, fragmented by both geography and products, and defined differently by manufacturers, distributors, and analysts. Many companies that operate in the “dental industry” offer consumables (i.e. implants, prosthetics, prevention products etc.), while other companies only distribute products and provide related services. Sirona is a manufacturer of high-end, technologically-advanced dental equipment for dentists. Considering our broad product offering, we compete with a variety of companies. We believe, however, that the vast majority of publicly-listed companies that operate in what is commonly referred to as the “dental industry” are not directly comparable to Sirona. To the best of our knowledge, however, warranties offered by our competitors on products that compete directly with our products are, in general, substantially similar to our product warranties.

To the best of our knowledge, most of our competitors are privately owned and either do not publicly issue any financial statements or do not prepare financial statements in accordance with U.S. GAAP. We are aware of a limited number of competitors that form part of publicly-traded parent companies in the U.S., and in those few situations dental technology/equipment represents only a small part of the parent’s consolidated operations without separate financial statement information

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

September 9, 2011

being available for their dental equipment business. Accordingly, we are not aware of a directly-comparable company that would allow us to make such a determination of classification of warranty expense, nor does U.S. GAAP provide specific disclosure requirements regarding the classification of warranty expenses on the income statement.

We also advise the Staff that we do not have reliable objective evidence showing a correlation between warranty costs and sales to specific customers.

Note 20 – Net Other Operating Income and Restructuring Costs, page F-31

4.	We note your response to prior comment 12 in our letter dated July 15, 2011. Please further tell us your consideration of Rule 5-03(b)1.(e) of Regulation S-X in reporting these payments.

Response:	Rule 5-03(b)1.(e) does not provide a definition of “other revenue” or guidance as to the items that should be included under that caption. It is also our understanding that FASB ASC does not provide relevant guidance on the underlying classification issue. FASB Concept Statement No. 6 – which is nonauthoritative - observes that “revenues and gains are similar…but some differences are significant in conveying information about an enterprise’s performance. Revenues result from an entity’s ongoing major or central operations and activities. In contrast, gains result from incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it”. We considered this framework in determining the appropriate location on the income statement of certain “credit” items, if they form part of revenue or represent gains being classified outside revenue according to their nature.

As disclosed in our filings, we received a payment from Patterson, one of our distributors in North America, in exchange for the extension of exclusive distribution rights to Patterson for certain Sirona products in the U.S. and Canada. While distribution rights form part of our relationships with our distributors, this was the only instance in which a distributor paid us for an exclusive distribution right. We do not view the sale of rights as an ongoing or major operation or activity and concluded that a presentation of the “gain” within revenue would therefore not convey appropriate information about our performance.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

September 9, 2011

Note 23 – Segment Reporting, page F-33

5.	We note your response to prior comment 12 in our letter dated July 15, 2011. We note that the disclosures required under Item 101 Section (1)(vii) of Regulation S-K are not identical to that required by paragraph 280-10-50-42 of the FASB Accounting Standards Codification. Please confirm that you will provide appropriate disclosure under both of these items in future filings.

Response:	In response to the Staff’s comments, we confirm that we will provide appropriate disclosures in future filings under both Item 101 and ASC 280-10-50-42.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Note 7 – Intangible Assets and Goodwill, page 13

6.	We note that you recorded $40,382,000 of in-process research & development during the six months ended June 30, 2011 and related to the acquisition of a development stage technology company. Please revise future filings to address the following comments:

(a) please disclose the fair value assigned to each project and the projected costs to complete by project; and

(b) for each project, please disclose the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects.

Response:	In response to the Staff’s comments, in future filings, we will provide the requested information and expand our disclosure.

If you have any questions or require further information with respect to the foregoing, please do not hesitate to call me at +43 662 2450 509 or Steven Suzzan of Fulbright & Jaworski L.L.P. at (212) 318-3092.

Sincerely,

/s/ Simone Blank

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

September 9, 2011

Simone Blank Executive Vice President and Chief Financial Officer

cc:	Gary Newberry, Securities and Exchange Commission
Lynn Dicker, Securities and Exchange Commission
Steven Suzzan, Fulbright & Jaworski L.L.P.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com